Exhibit 99.1

News Release

For immediate Release

Stantec makes offer to acquire environmental consulting firm Jacques Whitford

EDMONTON AB (November 24, 2008) TSX, NYSE:STN

North American design firm Stantec announced today it has offered to acquire Jacques Whitford, an environmental consulting services firm with more than 1,700 employees and 40 offices principally in Canada. The company’s trailing twelve month gross revenue is approximately C$230.0 million and net revenue is about C$170.0 million. The transaction, expected to be completed in January 2009, is subject to satisfactory due diligence, regulatory approvals, and Jacques Whitford shareholder approval.

“Jacques Whitford is a leading provider of environmental management, remediation, and geotechnical engineering services and their addition will significantly strengthen our core capabilities in our Environment practice,” says Tony Franceschini, Stantec President & CEO. “Jacques Whitford provides several strategic advantages including: doubling our geographic presence in Atlantic Canada; expanding and enhancing our geotechnical engineering capabilities; creating a significant presence in Canada’s Arctic and Alberta for resource development environmental and geoscience assessments; expanding our capabilities to support the mining sector; and expanding our capabilities in air quality services. Most importantly, we have similar cultures and shared values including our focus on sustainable development.”

Founded in 1972 and headquartered in Halifax, Nova Scotia, Jacques Whitford is an internationally recognized leader in engineering, environmental and earth sciences solutions with offices in all Canadian provinces and territories and several states in the US. The firm is 100% employee owned and has completed over 100,000 projects in more than 65 countries.

“We’re excited about the prospect of joining Stantec, one of the most dynamic and innovative companies in our industry,” says Bob Youden, Jacques Whitford CEO. “We feel Stantec is a very good fit for us and we see many opportunities for us to expand our services into the additional sectors that Stantec serves such as mining, water resources, commercial, and manufacturing. By joining Stantec we are able to achieve immediately all of our key growth objectives while keeping true to our core values of advancing sustainability and offering outstanding career opportunities to our employees within the larger organization.”

Jacques Whitford provides services in three major areas of practice in Environmental Sciences, Environmental Site Assessement and Remediation, and Geotechnical Materials, and operates primarily in the energy & resource, government, and real estate, finance & insurance sectors. The firm is ranked #112 in Engineering News Record’s Top 150 Global Design Firms annual listing. Stantec ranks #35 on the list.

The proposed acquisition has the support of the Jacques Whitford leadership team and the company’s Board of Directors.

Conference Call for Analysts
A conference call for analysts with Tony Franceschini, Stantec President & CEO and Bob Youden, Jacques Whitford CEO, is scheduled for today (Monday, November 24) at 4:00 PM EST (2:00 PM MST).

Financial analysts who wish to participate in the conference call are invited to call:
1-877-856-1958 and provide the confirmation code 4805727 to the first available operator. The call will also be broadcast live and archived in the Investors section under the Events Calendar.

Bob Youden will also be in attendance at Stantec’s Investor Relations Day being held on Tuesday, December 2 at the Company’s office in Toronto, Ontario.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains information regarding "forward-looking statements". By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.   These factors include, but are not limited to the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that Stantec and Jacques Whitford may be required to modify the terms and conditions of the proposed transaction, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where Jacques Whitford does business.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 24, 2008, and accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section in our 2007 Financial Review and the Caution Regarding Forward-Looking Statements in our Third Quarter 2008 Report. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.